October 4, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Amanasu Technology Corporation
Hideyuki Shiraishi- Chairman, President and CFO
701 Fifth Avenue
42nd Floor
Seattle, WA 98104

		Re:	Amanasu Technology Corporation
			Form 10-KSB for the Year Ended December 31, 2004
       			File No. 001-31261

Dear Mr. Shiraishi:

      Based upon an examination restricted solely to considerations of the Financial Statements, and Management`s Discussion and Analysis the staff has the following comments on the above-referenced documents.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the fiscal year ended December 31, 2004

Item 1- Description of Business

Sub-license Agreement

1. Since Amanasu Corporation received 75.3% of Amanasu
Technologies
Corporation`s common stock as consideration for sub-licensing the worldwide rights to a high efficiency electrical motor and high powered magnet, the transaction should have been treated as a reverse acquisition. However, your disclosures are not clear as to how you accounted for this transaction. As such, please tell us how you accounted for this transaction.

Item 6- Management Discussion and Analysis or Plan of Operations

2. You have recognized $91,912 of revenues during the 2004 fiscal year. However, your disclosures state that your operations to date have been limited to obtaining the sub-license for your technology and conducting preliminary marketing efforts. As such, please tell us and revise future filings to indicate the nature of revenues earned during the 2004 fiscal year and provide a revenue recognition policy in your footnotes.

Item 7- Financial Statements

Balance Sheet, page 2

3. According to your recent sales of unregistered securities disclosures, you should have recorded a $99,900 liability instead of a capital contribution, because the 20,000 shares allotted to Reraise
Corporation have not been issued. However, no liability has been recorded at December 31, 2004. Please advise or revise.

Statement of Changes in Stockholders Equity

4. In accordance with paragraph 11(d) of SFAS 7, please revise your financial statements to include a statement of changes in stockholders equity from inception.

Licensing Agreement

5. In light of your history of operating and cash flow losses, your lack of a licensing agreement and license revenues, your belief that an additional $150,000 investment is necessary to yield revenues from your technology rights, and your expectation of future losses, please tell us what consideration you gave at December 31, 2004, to an impairment of your technology sub-license under paragraph 7 of SFAS
144. Please be detailed in your response. We may have further comment upon receipt of your response.

6. Please revise to disclose your policy for impairment and amortization of intangibles, including a description of your basis for straight-line amortization over 17 years and how you evaluate for impairment.


      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at
(202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant


Via facsimile:	Hideyuki Shiraishi
      (206) 262-8199
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Hideyuki Shiraishi- Chairman, President and CFO
Amanasu Technology Corporation
October 4, 2005
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